Exhibit O

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2005		2006		2007		2008		2009
The Economy
Gross Domestic Product:
(in billions of constant 2009 Brazilian reais)	R$	2,715.6	R$	2,823.4	R$	2,995.0	R$	3,148.9	R$	3,143.0
(GDP at current prices in U.S.$ billions)(1)	U.S.$	882.4	U.S.$	1,088.8	U.S.$	1,366.5	U.S.$	1,636.0	U.S.$	1,577.3
Real GDP Growth (decline)(2)		3.2%		4.0%		6.1%		5.1%		(0.2)%
Population (millions)		183.4		185.6		187.6		189.6		191.5
GDP Per Capita(3)	U.S.$	4,812.0	U.S.$	5,867.13	U.S.$	7,282.8	U.S.$	8,628.2	U.S.$	8,237.2
Unemployment Rate(4)		8.3%		8.4%		7.4%		6.8%		6.8%
IGP-DI (rate of change)(5)		1.2%		3.8%		7.9%		9.1%		(1.4)%
Nominal Devaluation Rate(6)		(11.8)%		(8.7)%		(17.2)%		31.9%		(25.5)%
Domestic Real Interest Rate(7)		17.6%		10.9%		3.7%		3.1%		11.5%
Balance of Payments (in U.S.$ billions)
Exports		118.3		137.8		160.6		197.9		153.0
Imports		(73.6)		(91.4)		(120.6)		(173.1)		(127.7)
Current Account		14.0		13.6		1.6		(28.2)		(24.3)
Capital and Financial Account (net)		(9.5)		16.3		89.1		29.4		70.6
Change in Total Reserves (%)		4.3		30.6		87.5		3.0		46.7
Total Official Reserves		53.8		85.8		180.3		193.8		238.5
Public Finance
Financial Surplus (Deficit) as % of GDP(8)		(3.4)%		(3.5)%		(2.7)%		(1.9)%		(3.3)%
Primary Surplus (Deficit) as % of GDP(9)		3.9		3.2		3.4		3.5		2.1
Public Debt (in billions)
Gross Internal Debt (Nominal)(10)	U.S.$	543.7	U.S.$	677.4	U.S.$	977.1	U.S.$	793.0	U.S.$	1,228.9
Gross External Debt (Nominal)(11)		85.5		73.9		69.3		66.2		73.6
Public Debt as % of Nominal GDP		68.2%		66.2%		66.1%		65.0%		72.4%
Gross Internal Debt		59.0%		59.7%		61.7%		60.0%		68.3%
Gross External Debt(12)		9.3%		6.5%		4.4%		5.0%		4.1%
Total Public Debt (Nominal)(13)	U.S.$	629.2	U.S.$	751.3	U.S.$	1,046.4	U.S.$	859.2	U.S.$	1,302.5

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon constant average 2009 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank of Brazil

Recent Political Developments

The international financial crisis has impacted the availability of international financing lines and has caused liquidity to decrease in the Brazilian domestic foreign exchange market, particularly in October and November 2008, with impacts on the level and the volatility of the exchange rate. Brazil has been taking a number of steps to address the impact of the international crisis, including a package of tax breaks and tax reductions, increasing resources dedicated to the PAC and creating a housing program. Brazil has created credit lines for different sectors of the economy, such as farming, civil construction and the auto industry, for the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”). Brazil has also eased the reserve requirements for Brazilian banks, and undertaken operations of foreign exchange and currency swaps and repurchase agreements, and entered into currency swap lines with central banks and a currency arrangement with the U.S. Federal Reserve.

Law No. 11.887, of December 24, 2008, created the Sovereign Fund of Brazil (Fundo Soberano do Brasil, or “FSB”), an anti-cyclical mechanism the objective of which is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. As of July 23, 2010, the FSB is valued at R$17.7 billion.

Through Provisional Measure No. 459, on March 25, 2009, the Government created the program entitled “My House My Life” with the objective to build 1 million houses for low income families, reducing the housing deficit of Brazil by 14%. The program will utilize resources in the amount of R$60 billion, of which R$34 billion will be in the form of subsidies using the resources from the Government, from the Time-in-Service Guarantee Fund (Fundo de Garantia do Tempo de Serviço, or “FGTS”) and from BNDES. The additional R$26 billion will originate from FGTS financing.

By enacting Resolution No. 3.692, on March 26, 2009, the National Monetary Council authorized the Credit Guarantor Fund (Fundo Garantidor de Crédito, or “FGC”) to provide additional guarantees for uncertified time deposit contracts issued by certain financial institutions up to the maximum amount of R$20 million per depositor. The measure aims to allow small and medium-sized banks that are operating with a very low volume of credit, due to excess risk aversion, to start lending again.

On September 22, 2009, Moody’s announced, that the long term foreign currency and the long term domestic currency ratings of Brazil were changed to “Baa3” from “Ba1”, upgrading the country to the “investment grade” category. In addition, Moody’s changed its outlook on the new ratings to “positive”. With this development, Brazil has received an “investment grade” rating from all three major rating agencies (Standard & Poor’s, Fitch Ratings, and Moody’s). On June 28, 2010, Fitch announced the revision of Brazil’s outlook from stable to positive, maintaining the investment grade rating. Brazil believes that the investment grade credit rating by these three ratings agencies may, on average, lower its cost of funds in the international capital markets and increase the liquidity of and demand for its debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies.

On November 18, 2009, the Government announced that a new Tax on Financial Transactions (Imposto sobre Operações Financeiras, or “IOF”) at the rate of 1.5% would be charged on the issuance of American Depositary Receipts in an effort to close the loophole created by a 2.0% IOF that has been charged on foreign capital inflows in the fixed income and equity markets since October 20, 2009. This measure is expected to balance the relationship between local and external equity issuances.

During 2010, BNDES has received new loans from the National Treasury, amounting to $108.0 billion to finance investment and productive development in 2010 and 2011. The funding will allow BNDES to meet projected demand of disbursements. In early 2009, the Bank received a loan of R$100.0 billion from the National Treasury.

From January 2010, the comparison of the Public Sector Net Debt and General Government Gross Debt to GDP will be based on the current GDP—following international standards— in place of GDP valued by IGP-DI. This change is consistent with the Brazilian economy currently experiencing a period of stable inflation, which does not require the use of GDP valued by IGP-DI as an adjustment for inflation.

The chief of staff of President Lula’s government, Minister Dilma Rousseff, announced on February 20, 2010 that she will be the candidate of the Workers Party for the presidency in the general elections this year. José Serra will be the candidate of the Brazilian Social Democracy Party. The first round of the election for President of the Republic is set to take place on October 3, 2010.

Continuing with the reversal of anti-crisis measures adopted since October 2008, the Central Bank of Brazil announced, on February 24, 2010, changes in the reserve requirement (restoring the rate of 15%) and an increase in the additional reserve requirement for banks’ time deposits and demand deposits (reestablishing the rate of 8%).

Beginning on April 9, 2010, the reserve requirement rate (RRR) on banks’ time deposits increased to 15%, from the 13.5% that prevailed since September 2009. In addition, 100% of such reserves must be collected in cash (and held in interest bearing accounts), which is a change from the previous collection requirement of 55% in cash and 45% in bonds. Also, effective as of March 22, 2010, the additional reserves rate of banks’ time deposits and demand deposits were increased from, respectively, 5% and 4%, to 8% for both types of deposits.

The Central Bank announced on June 25, 2010 an increase in reserve requirements on demand deposits. Reserve requirements on demand deposits will rise from 42% to 43% in July 2010, 44% in July 2012 and 45% in July 2014. According to the Central Bank, reserve requirements should increase by R$1.6 billion in 2010. The increase in reserve requirements will be proportional with the reduction in the share of deposits that banks had to divert to rural credit. This decrease will be reduced from 30% to 29% in July 2010 and from then on will decrease 1% every year until in July 2014, when it will reach 25%.

The Central Bank, following the Basel recommendations, increased capital requirements on banks to reduce market risks. As of January 2012, Brazilian banks will have to adapt to the new parameters set by the Basel agreement, and will have to include in the calculation of the Basel index an additional capital requirement that is based on the stressed risk value (sVar) and is intended to affect the market risk.

The Central Bank has extended the period for reserve requirement discount for the purchase of smaller banks’ loan portfolios until the end of 2010, from the previously scheduled expiration on June 30. Large banks that buy portfolios or make investments in smaller banks will be eligible for a discount on reserve requirements applicable to the acquired assets.

Balance of Payments; Foreign Trade; International Reserves

In 2009, Brazil registered an accumulated trade surplus of approximately U.S.$25.3 billion versus an accumulated trade surplus of approximately U.S.$24.8 billion in 2008. Exports in 2009 totaled U.S.$153 billion, a 22.7% decrease over 2008, while imports totaled U.S.$127.6 billion, a 26.2% decrease from the U.S.$173.1 billion recorded in 2008. The trade balance in 2009 resulted in an accumulated current account deficit of approximately U.S.$24.3 billion, compared to an accumulated deficit of approximately U.S.$28.2 billion in 2008. The accumulated balance of payments surplus was approximately U.S.$46.7 billion in 2009 compared to an accumulated surplus of approximately U.S.$3.0 billion in 2008.

During the first six months of 2010, Brazil registered an accumulated current account deficit of approximately U.S.$23.8 billion compared to an accumulated deficit of approximately U.S.$7.2 billion for the corresponding period in 2009. The trade balance in the first six months of 2010 resulted in an accumulated trade balance surplus of approximately U.S.$7.9 billion while the services and income account showed a deficit of U.S.$33.2 billion and the current unilateral transfers account showed a surplus of U.S.$1.6 billion. The balance of payments surplus was approximately U.S.$16.7 billion for the first six months of 2010 compared to a surplus of approximately U.S.$11.4 billion for the corresponding period in 2009.

In June 2010, Brazil registered an accumulated trade surplus of approximately U.S.$7.9 billion versus an accumulated trade surplus of approximately U.S.$13.9 billion for June 2009. Exports during June 2010 totaled U.S.$17.1 billion, a 18.2% increase from the U.S.$14.5 billion of the same month of the previous year. Imports for June 2010 totaled U.S.$14.8 billion, a 50.2% increase from the U.S.$9.9 billion recorded in June of the previous year. Exports in the first six months of 2010 totaled U.S.$89.2 billion, a 27.5% increase over the corresponding period of 2009 (U.S.$70.0 billion), while imports totaled U.S.$81.3 billion, a 45.1% increase from the U.S.$56.0 billion recorded for the corresponding period in 2009.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.8 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007, U.S.$193.8 billion on December 31, 2008 and U.S.$238.5 billion on December 31, 2009. As of July 23, 2010, Brazil’s international reserves totaled U.S.$255.9 billion.

Gross Domestic Product

Brazil’s GDP declined 0.2% in 2009 relative to the previous year. The agricultural and industrial sectors decreased by 5.2% and 5.5%, respectively, in 2009, relative to the previous year, whereas the services sector increased by, 2.6%. With respect to demand, investments in manufacturing plants, machinery and capital equipment decreased by 9.9% in 2009 relative to 2008. Household consumption rose by 4.1% in 2009 using the same base of comparison.

The latest data released from Quarterly National Accounts showed that GDP presented an increase of 9.0% in the first quarter of 2010, compared to the same period in 2009. In this comparison, the industry sector had the best performance, with an increase of 14.6%, whereas both the agricultural and service sectors increased 5.1% and 5.9%, respectively. Value added and excise tax at basic prices experienced an increase of 8.0% and 14.9%, respectively. With respect to internal demand, gross formation of fixed capital increased 26.0% in the first quarter of 2010 relative to the first quarter of 2009. Household consumption expenditure grew by 9.3%, followed by general government consumption expenditure, which rose 2.0%. In the foreign sector, exports of goods and services presented an increase of 14.5%, and imports of goods and services grew by 39.5%.

Prices

The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo, or “IPCA”) rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.31% in 2009. In June 2010, the IPCA remained the same. With the result of June 2010, the IPCA during the last 12 months was 4.84%, a decrease of 0.38% from the immediately preceding 12 month period, during which the IPCA was 5.22%.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008 and decreased 1.4% in 2009. In June 2010, the IGP-DI increased 0.34% after increasing 1.57% in May 2010. With the result of June 2010, the IGP-DI for the last 12 months was 5.07%, compared with 4.38% in the immediately preceding 12 month period.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007, R$2.3370 to U.S.$1.00 on December 31, 2008, R$1.7412 to U.S.$1.00 on December 31, 2009 and R$1.7669 to U.S.$1.00 on July 26, 2010.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and up to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In December 2008, the unemployment rate was 6.8%. The unemployment rate has reached its lowest figure in the historical series which started in March 2002, falling 0.8 percentage points compared to November 2008 (7.6%) and 0.6 percentage points compared to December 2007 (7.4%).

In December 2009, the unemployment rate estimated by IBGE’s Monthly Employment Survey was also 6.8% for the group of six metropolitan areas surveyed (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) and increased to 7.0% in June 2010.

Foreign Investment

In 2009, net foreign direct investment totaled approximately U.S.$25.9 billion, compared with approximately U.S.$45.1 billion of such investment registered in 2008.

During the first six months of 2010, net foreign direct investment totaled approximately U.S.$12.1 billion, compared with approximately U.S.$12.7 billion registered during the corresponding period in 2009.

Monetary Policy

After setting the Over/Selic rate at 11.50% on July 18, 2007, the Central Bank reduced the rate to 11.25% on September 5, 2007. On April 16, 2008, the Central Bank raised the rate by 50 basis points, to 11.75%. The monetary authority managed inflationary expectations through a series of increases in the rate. During the months of June, July and September 2008, the Over/Selic rate was raised to 12.25%, 13.00% and 13.75%, respectively.

After setting the Over/Selic rate on September 2008 at 13.75%, the Central Bank reduced the rate on January 2009 to 12.75%. During the months of March, April, June and July 2009, the rate was further reduced to 11.25%, 10.25%, 9.25% and 8.75%, respectively.

Beginning an adjustment process of monetary conditions in view of the economic outlook, particularly to address potential inflationary pressures, the Central Bank decided to increase the Over/Selic rate from 8.75% to 9.50% on April 28, 2010 and from 9.50% to 10.25% on June 9, 2010. During its most recent meeting held on July 21, 2010, the Central Bank’s monetary policy committee decided to increase the Over/Selic rate to 10.75%.

Public Finance

On May 31, 2010, Brazil’s twelve-month accumulated consolidated public sector primary surplus was R$70.7 billion (2.1% of GDP). In 2009, Brazil’s accumulated consolidated public sector primary surplus was R$64.5 billion (2.1% of GDP), compared with the R$106.4 billion (3.5% of GDP) consolidated public sector primary surplus in 2008. The accumulated consolidated public sector nominal deficit as of May 2010 was R$108.7 billion (3.3% of GDP). The accumulated consolidated public sector nominal deficit in 2009 was R$104.6 billion (3.3% of GDP), compared with the R$57.2 billion (1.9% of GDP) consolidated public sector nominal deficit in 2008.

The public sector registered a primary surplus of R$1.4 billion in May 2010, compared to R$1.1 billion registered in May 2009. The cumulative primary surplus for the year reached R$38.0 billion (2.7% of GDP), 0.1 point higher than that achieved in the same period last year.

The nominal result, which includes the primary result and the appropriated nominal interests, registered a deficit of R$14.8 billion in May 2010. Accumulated for the year, the result showed a deficit of R$37.6 billion (2.7% of GDP) or a 0.04 point decrease in relation to the deficit recorded in the first five months of 2009.

Due to the drop in tax revenues resulting from Government action to provide tax relief as a measure against the economic crisis, the Government decided, in March 2009, to make a cut of R$21.6 billion in current expenses and investments; the cut was further reduced to R$12.5 billion in May 2009, R$6.9 billion in September 2009 and to R$4.9 billion in November 2009. On the first bimonthly revision there was a cut of R$21.8 billion in expenses; on the second bimonthly budget revision there was an additional R$10.0 billion cut in expenses, bringing the total budget revisions to R$31.8 billion. On the third bimonthly budget revision, the Government reduced the budget cuts by R$2.5 billion, thereby reducing the total budget cuts to $29.3 billion.

On April 15, 2009, the Government cut its 2009 primary budget surplus target to 2.5% of GDP from 3.8% and set a target of 3.3% of GDP for the next three years (2010-2012). On September 17, 2009, the Government proposed a modification to the 2009 LOA that would increase the total amount of infrastructure investments that may be deducted from the primary fiscal balance from 0.50% of GDP to 0.94% of GDP. The additional 0.44% of GDP relates to investments under the PAC.

The Government announced in 2009 that Petrobras, the state-controlled oil company that historically has accounted for approximately 0.5 percentage points of the primary surplus, will be separated from the normal federal budget beginning with the 2010 budget.

Public Debt

From January 2010, the comparison of the Public Sector Net Debt and General Government Gross Debt to GDP will be based on the current GDP—following international standards— in place of GDP valued by IGP-DI. This change is consistent with the process of stable inflation currently enrolled in the Brazilian economy, which does not require the use of GDP valued by IGP-DI as a tool for validation of the above-mentioned relationships.

Brazil’s net public sector debt stood at R$1,371.2 billion (41.4% of GDP) on May 31, 2010, compared with R$1,345.3 billion (or 42.8% of GDP) on December 31, 2009. On May 31, 2010, Brazil’s consolidated net public sector external debt was a negative R$324.0 billion (or a negative 9.8% of GDP).

On June 30, 2010, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$10.0 billion (0.7% of all federal domestic debt securities), compared to R$9.8 billion (0.7% of all federal domestic debt securities) on December 31, 2009. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$509.1 billion (33.6% of all federal domestic debt securities) from R$500.2 billion (35.8% of all federal domestic debt securities) on December 31, 2009. Fixed rate federal domestic debt securities increased to R$550.7 billion (36.3% of all federal domestic debt securities) from R$488.2 billion (34.9% of all federal domestic debt securities) on December 31, 2009.

On June 30, 2010, the average tenor of Brazil’s federal domestic debt securities was 3.4 years, compared with the average tenor of 2.28 years in December 2005, 2.59 years in December 2006, 3.04 years in December 2007, 3.28 years in December 2008 and 3.37 years in December 2009. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Historical Background” and “—Economic Events and Policies” in Brazil’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009. Of the R$1,519.6 billion in federal domestic debt securities outstanding on June 30, 2010, 26.7% of such securities were scheduled to mature on or before June 30, 2011.

The National Treasury has continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program, which started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to U.S.$9.0 billion.

In March 2009, the Central Bank transferred R$185.35 billion to the National Treasury to be applied to the amortization of public debt. The amount transferred is primarily the result of income received by the Central Bank in the first quarter of 2009 in connection with the management of international reserves and swap transactions (R$171.4 billion) and income earned in the second half of 2008 (R$10.2 billion). The amount transferred is equivalent to approximately 48% of the financing needs of the federal public debt, or “DPF”, of 2009 (R$379.7 billion) according to the Annual Borrowing Plan for 2009.

In the second half of 2009, the Central Bank received income in the amount of R$6.55 billion, mainly due to the profits from federal government securities that the Central Bank held in its portfolio. This income was transferred in March 2010 to the National Treasury to be applied to the amortization of public debt. According to the Annual Borrowing Plan for 2010, the amount transferred is equivalent to approximately 2.0% of the financing needs of the federal public debt for 2010 (R$379.7 billion).

As of May 31, 2010, the National Treasury has transferred an aggregate of R$180 billion to BNDES (National Bank for Economic and Social Development), which is the total amount required by Provisional Measure No. 453 of January 22, 2009 (subsequently enacted as Law No.11,948 of June 16, 2009). Of the total amount transferred to BNDES, R$16 billion has been repaid. The transfer to BNDES has not had a significant impact on Brazil’s Annual Financing Plan, or “PAF”, and has not had a significant impact on Brazil’s public debt statistics because the maturities of the bonds that were issued by Brazil, the proceeds of which were transferred to BNDES, are similar to the maturities of Brazil’s other public debt. Brazil completed the following offerings since December 31, 2008:

•	an offering of U.S.$1,025,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on January 13, 2009;

•	an offering of U.S.$750,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on May 14, 2009;

•	an offering of U.S.$525,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on August 5, 2009;

•	an offering of U.S.$1,275,000,000 aggregate principal amount of its 5.625% Global Bonds due 2041 on October 7, 2009;

•	an offering of U.S.$525,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019 on December 22, 2009; and

•	an offering of U.S.$787,500,000 aggregate principal amount of its 4.875% Global Bonds due 2021 on April 22, 2010

On July 27, 2010, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions. U.S.$825,000,000 aggregate principal amount of its 4.875% Global Bonds due 2021. The settlement for the offering is expected to occur on August 3, 2010.